Exhibit 99.2

YY Group Holding Limited Announces Unaudited First Half 2024 Financial Results

SINGAPORE, September 10, 2024 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group”, “YYGH”, or the “Company”), a data and technology-driven provider of staffing solutions for the hotel and hospitality industry as well as commercial cleaning and janitorial services, today announced its financial and operating results for the six months ended June 30, 2024, along with recent business developments.

“We are thrilled with the strong growth and operational achievements in the first half of 2024,” said Fu Xiaowei, CEO of YY Group Holding Limited. “Our successful IPO and the expansion into Australia and Vietnam underscore our commitment to broadening our international footprint. We look forward to delivering sustained value to our shareholders as we continue to grow.”

Financial Highlights for the First Half of 2024

●	Total Revenues: Increased by 41.0% to $19,259,492 for the six months ended June 30, 2024, compared to $13,659,047 during the same period in 2023.

●	Gross Profit: Increased by 32.8% to $2,377,674, up from $1,790,734 for the six months ended June 30, 2023.

●	YY App Metrics: Downloads and active users grew by 33.8% and 43.2%, respectively, with total downloads reaching 464,595 and active users reaching 152,650 as of June 30, 2024.

●	User Engagement: The number of daily, weekly, and monthly active users rose significantly by 177.2%, 158.5%, and 158.5%, respectively, with daily active users reaching 4,316, weekly active users reaching 9,271, and monthly active users reaching 25,066.

YY Group’s impressive financial performance reflects its sustained growth across its platform and the success of its global expansion efforts.

Business Developments

●	Completion of Initial Public Offering (IPO)

On April 22, 2024, YY Group Holding Limited (“the Company”) completed its initial public offering by issuing 1,125,000 Class A Ordinary Shares at a public offering price of $4.00 per share, for aggregate gross proceeds of approximately $4.5 million before deducting underwriting discounts, commissions, and other offering expenses.

On April 24, 2024, the Company also issued a warrant to the underwriter, US Tiger Securities Inc., granting the right to purchase 56,250 of the Company’s Class A Ordinary Shares. This warrant will expire on April 22, 2027.

●	Expansion into Australia

On June 14, 2023, YY Circle (AU) Pty Ltd (“YY Circle (AU)”) was incorporated in New South Wales, Australia as a proprietary company limited by shares.

On January 12, 2024, Mr. Samuel Nicolas Astbury, the former director of YY Circle (AU) transferred 100% shares to Mr. Andrew Dvash.

On March 1, 2024, Mr. Andrew Dvash, who is a director of YY Circle (AU) transferred 95% of shares to the Group CEO Mr. Fu Xiaowei.

On May 1, 2024 Mr. Fu Xiaowei transferred all the shares to the Company. YY Circle (AU) became a majority owned subsidiary, with a remaining 5% of the company owned by Andrew Dvash.

●	Expansion into Vietnam

On February 6, 2024, YY Circle (Vietnam) Company Limited (“YY Circle (VN)”) was incorporated in Vietnam as a limited liability company with multiple members by shares. YY Circle (VN) commenced business on February 6, 2024 and is principally engaged in the provision of manpower outsourcing service to our customers via the YY App. YY Circle (VN) is a majority owned by our subsidiary YY Circle (SG), with a remaining 5% of the company owned by Tran Hai Lan, who is a director of YY Circle (VN).

Balance Sheets and Cash Flows

As of June 30, 2024, the Company had $1,078,169 cash. Net cash used in operating activities for the six months ended June 30, 2024 was $2,649,324 compared with net cash provided by operating activities of $303,146 for the six months ended June 30, 2023. The movement of $2,952,470 in operating activities was primarily attributable to several key factors. First, there was an increase in operating expenses, driven by higher salaries and wages resulting from annual raises and the hiring of additional staff. The Company also expanded its marketing expenditures to maintain the market share. Following the IPO, the Company has reduced its use of AR factoring which is typically used to hedge the cash flow associated with account receivable. The reduction has resulted in an increase in accounts receivable. Concurrently, the Company engaged more subcontractors to support its business expansion, resulting in shorter payment terms. Additionally, the company made prepayments for IT enhancement costs and consultation fees which contributed to the overall increase in operating outflows during this period.

About Us

At YY Group Holding, we are driven by a vision to shape futures and revolutionize industries. Our journey began with a mission to bridge the gap between talent and opportunity. Over the years, we have transformed into a premier talent acquisition and technology solutions conglomerate, operating across Singapore, Malaysia, and Thailand. Today, we stand as pioneers, serving job seekers, employers, and businesses with cutting-edge solutions that redefine how we connect and thrive.

Cautionary Note Regarding Forward-Looking Statements:

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (SEC). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in according to applicable law.

Investor Relations Contact

Phua Zhi Yong
Chief Financial Officer

YY Group Holding

Enquiries@yygroupholding.com

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